Pricing Supplement dated April 19, 2023 (To Prospectus dated September 9, 2022 and Prospectus Supplement dated September 9, 2022) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(5) File No. 333-261575

Senior Medium-Term Notes Series J

(U.S. $ Fixed Rate/Floating Rate)

$1,000,000,000 4.967% Fixed Rate/Floating Rate Callable Senior Notes Due 2034

Trade Date: April 19, 2023

Original Issue Date: April 26, 2023

Principal Amount: $1,000,000,000

Net Proceeds (Before Expenses) to Issuer: $998,500,000

Price to Public: 100.000% plus accrued interest, if any, from April 26, 2023

Commission/Discount: 0.150%

Agent’s Capacity:    ☒    Principal Basis    ☐    Agency Basis

Maturity Date: April 26, 2034

Fixed Rate Period: April 26, 2023 to but excluding April 26, 2033

Floating Rate Period: April 26, 2033 to but excluding April 26, 2034

Interest Payment Dates with Respect to the Fixed Rate Period: Semi-annually on the 26th day of April and October of each year, commencing October 26, 2023 and ending on April 26, 2033

Interest Rate with Respect to the Fixed Rate Period: 4.967% per annum

Day Count Convention with Respect to the Fixed Rate Period: 30/360

Interest Payment Dates with Respect to the Floating Rate Period: Quarterly on the 26th day of January, April, July and October of each year, commencing on July 26, 2033

Interest Rate with Respect to the Floating Rate Period: Compounded SOFR (as defined in the Prospectus Supplement), as determined in accordance with the provisions set forth in the Prospectus, Prospectus Supplement and this Pricing Supplement, plus the Spread. In no event will the Interest Rate for any Floating Rate Period Interest Period be less than the Minimum Interest Rate.

Floating Rate Period Interest Period: (i) the period from and including any Interest Payment Date (or with respect to the initial Floating Rate Interest Period during the Floating Rate Period only, from and including April 26, 2033) to, but excluding, the next succeeding Interest Payment Date; (ii) in the case of the last such period, the period from and including the Interest Payment Date immediately preceding the Maturity Date to, but excluding, the Maturity Date; or (iii) in the event of any redemption of the Notes, from and including the Interest Payment Date immediately preceding the applicable redemption date to, but excluding, such redemption date.

Base Rate or Benchmark during the Floating Rate Period: Compounded SOFR

Floating Rate Period Spread: +160.6 basis points

Minimum Interest Rate: 0%

Day Count Convention with Respect to the Floating Rate Period: Actual/360

Business Day Convention: With respect to the Fixed Rate Period, including the Interest Payment Date occurring on April 26, 2033, following, unadjusted. If any Interest Payment Date with respect to Fixed Rate Period interest falls on a day that is not a Business Day, the payment of interest will be made on the next succeeding Business Day, and no additional interest will accrue on account of such postponement. With respect to the Floating Rate Period, excluding the Interest Payment Date occurring on April 26, 2033, modified following, adjusted. If any Interest Payment Date with respect to Floating Rate Period interest falls on a day that is not a Business Day (other than an Interest Payment Date that is also the Maturity Date or a redemption date, if applicable), such Interest Payment Date will be postponed to the following Business Day, except that, if the next Business Day would fall in the next calendar month, the Interest Payment Date will be the immediately preceding Business Day. If the Maturity Date or a redemption date, if applicable, falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, and no additional interest will accrue from and after the Maturity Date or redemption date, as applicable.

Optional Redemption Date: April 26, 2033

Redemption Commencement Date: January 26, 2034

Redemption Price: 100% of the principal amount of the Notes redeemed

Optional Redemption: Redeemable at the option of the issuer (i) in whole, but not in part, on the Optional Redemption Date or (ii) in whole or in part from time to time on or after the Redemption Commencement Date, in each case at the Redemption Price, plus accrued and unpaid interest thereon to the date of redemption, on written notice given to the registered holders of the Notes not less than 5 nor more than 30 calendar days prior to the date of redemption.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Form:	☒	Book Entry

	☐	Certificated

Redemption:	☐	The Notes cannot be redeemed prior to maturity

	☒	The Notes may be redeemed prior to maturity

Repayment:	☒	The Notes cannot be repaid prior to maturity

	☐	The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:	☐ Yes ☒ No

Recent Developments: On March 12 and 13, 2023, following the closures of Silicon Valley Bank (“SVB”) and Signature Bank and the appointment of the Federal Deposit Insurance Corporation (“FDIC”) as the receiver for those banks, the FDIC announced that, under the systemic risk exception set forth in the Federal Deposit Insurance Act (“FDIA”), all insured and uninsured deposits of those banks were transferred to the respective bridge banks for SVB and Signature Bank.

The FDIC also announced that, as required by the FDIA, any losses to the Deposit Insurance Fund (“DIF”) to support uninsured depositors would be recovered by a special assessment. Under the FDIA, the assessment may be on insured depository institutions, depository institution holding companies (with the concurrence of the Treasury Secretary), or both, as the FDIC determines to be appropriate. In March 2023 testimony before Congress, the Chairman of the FDIC stated that the FDIC then preliminarily estimated the losses to the DIF of resolving SVB and Signature Bank to be $22.5 billion in the aggregate. The FDIA provides that the special assessment will be prescribed through regulation, and the Chairman also noted in the same testimony that the FDIC intends to issue a proposed rulemaking for the assessment in May 2023. The FDIC has discretion with respect to the design and timeframe for any special assessment, and, under the FDIA, the FDIC may consider the types of entities that benefit from the action taken, economic conditions, the effects on the industry, and such other factors as the FDIC deems appropriate. The timing, amount and allocation of the special assessment that will be imposed on banking organizations is uncertain, but the impact of the special assessment on our noninterest expense and results of operations may be material.

The closures of SVB and Signature Bank and adverse developments affecting other banks in March 2023 resulted in heightened levels of market activity and volatility. We experienced increased deposit balances, which resulted in deposits increasing slightly at March 31, 2023 compared to Dec. 31, 2022, and we experienced elevated transaction volumes in parts of the business in the days following the closure of SVB and Signature Bank.

In addition, in January 2023, the outstanding national debt of the U.S. government reached its statutory limit. The U.S. Treasury Department has announced that, since then, it has been using extraordinary measures to prevent the U.S. government’s default on its payment obligations, and to extend the time that the U.S. government has to raise its statutory debt limit or otherwise resolve its funding situation. Further delays by Congress to raise the Federal debt ceiling could have severe repercussions within the U.S. and to global credit and financial markets and could exacerbate concerns over the sovereign debt of other countries. If Congress does not raise the debt ceiling, the U.S. government could default on its payment obligations, or experience delays in making payments when due, including in respect of U.S. Treasury securities that play an integral role in financial markets. A payment default or delay by the U.S. government, or continued uncertainty surrounding the U.S. debt ceiling, could result in a variety of adverse effects for financial markets and market participants, as well as our business, results of operations, liquidity and financial condition.

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Debt Securities—Debt Securities Issued by the Company under the Senior Indenture or the Senior Subordinated Indenture—Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

United States Federal Income Tax Consequences: The Company believes that the Notes should be treated as variable rate Notes that are not issued with original issue discount for United States federal income tax purposes. See the discussion in the prospectus supplement under “United States Federal Income Tax Consequences” for a discussion of the United States federal income tax consequences of investing in the Notes.

MiFID II – professionals/ECPs-only / No PRIIPs or UK PRIIPs KID: Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK. See “Prohibition of Sales to EEA Retail Investors” and “Prohibition of Sales to UK Retail Investors” in the prospectus supplement.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the prospectus supplement under the caption “Plan of Distribution of Medium-Term Notes (Conflicts of Interest).”

Agent	Aggregate Principal Amount of Notes to be Purchased
Citigroup Global Markets Inc.	$240,000,000
Goldman Sachs & Co. LLC	$240,000,000
RBC Capital Markets, LLC	$240,000,000
Samuel A. Ramirez & Company, Inc.	$80,000,000
BNY Mellon Capital Markets, LLC	$80,000,000
Intesa Sanpaolo S.p.A.	$20,000,000
Nykredit Bank A/S	$20,000,000
SMBC Nikko Securities America, Inc.	$20,000,000
Academy Securities, Inc.	$10,000,000
Blaylock Van, LLC	$10,000,000
CastleOak Securities, L.P.	$10,000,000
R. Seelaus & Co., LLC	$10,000,000
Stern Brothers & Co.	$10,000,000
Tigress Financial Partners LLC	$10,000,000

Total:	$1,000,000,000

The Agents expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this pricing supplement, or “T+5”. Trades of securities in the secondary market generally are required to settle in two business days, referred to as “T+2”, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+2 basis, investors who wish to trade the Notes more than two business days before the Original Issue Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The prospectus, prospectus supplement and this pricing supplement may be used by the Company, BNY Mellon Capital Markets, LLC and any other affiliate controlled by the Company in connection with offers and sales relating to the initial sales of securities and any market-making transaction involving the securities after the initial sale. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. The Company and its affiliates may act as principal or agent in these transactions.

The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

To the extent any Agent that is not a U.S. registered broker-dealer intends to effect any offers or sales of any Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

We estimate that we will pay approximately $215,000 for expenses, excluding underwriting discounts and commissions.

In the ordinary course of their various business activities, the Agents and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.